UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

14 Atir Yeda St., Kfar-Sava 4464323, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Despite social network messaging coming out of Iran, the Registrant confirms it is not a “cover company” of Unit 8200 of the Israel Defense Forces or of any other organization. The Registrant is not responsible for the design and implementation of any equipment of Unit 8200 or the Mossad and its employees and managers are not secret officers.

Registrant was the target of a cybersecurity attack originating from Iran. The Registrant took immediate action and activated the company's IT professionals and a third-party Incident Response team to evaluate and monitor the situation.

While the Registrant has taken all appropriate measures to ensure and maintain the continued smooth operation of the company and its systems, full evaluation of the incident will take time.

This Form 6-K, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: November 29, 2024	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer